NYSE
AN ICE EXCHANGE

August 30, 2023

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the Common Shares
of Beneficial Interest, $.01 par value per share, of Innovator International Developed
Power Buffer ETF – September, a series of Innovator ETFs Trust, under the Exchange
Act of 1934.

Sincerely,



New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com